UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41670

Apollomics Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In connection with an Extraordinary General Meeting of Shareholders (the “Meeting”) of Apollomics Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description

99.1	Notice and Proxy Statement of the Meeting mailed to shareholders on November 1, 2024

99.2	Form of Proxy Card mailed to shareholders on November 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollomics Inc.

Date: November 1, 2024	By:	/s/ Guo-Liang Yu
Guo-Liang Yu, Ph.D. Chief Executive Officer

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